Exhibit 12.1

HOWARD BANCORP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three months ended March 31,	Year ended December 31,
	2017	2016	2015	2014	2013	2012
	(unaudited)
Pretax income	$2,510	$8,239	$2,115	$17,265	$2,945	$2,759
Preferred stock dividends	$-	$166	$126	$126	$165	$616
Pretax income needed for preferred stock dividends	$-	$258	$233	$209	$248	$1,049
Fixed charges
Interest expense on deposits	$884	$3,470	$2,611	$2,079	$1,656	$1,778
Interest expense on debt	$233	$1,092	$461	$323	$245	$227
Total interest expense	$1,117	$4,562	$3,072	$2,402	$1,901	$2,005
Including interest expense on deposits
Earnings	$3,627	$12,801	$5,187	$19,667	$4,846	$4,764
Fixed Charges	$1,117	$4,562	$3,072	$2,402	$1,901	$2,005
Ratio of earnings to fixed charges	3.25	2.81	1.69	8.19	2.55	2.38
Ratio of earnings to fixed charges and preferred stock dividends	3.25	2.66	1.57	7.53	2.26	1.56
Excluding interest expense on deposits
Earnings	$2,743	$9,331	$2,576	$17,588	$3,190	$2,986
Fixed Charges	$233	$1,092	$461	$323	$245	$227
Ratio of earnings to fixed charges	11.77	8.54	5.59	54.45	13.02	13.15
Ratio of earnings to fixed charges and preferred stock dividends	11.77	6.91	3.71	33.06	6.47	2.34

For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends, earnings are defined as the sum of pre-tax income from continuing operations and fixed charges. Fixed charges means the sum of interest expensed and capitalized.

Preferred stock dividends used in the ratio of earnings to fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series AA Preferred Stock. Series AA Preferred Stock was redeemed as of May 6, 2016 and, as such, there were no dividends beyond such date.